UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

EnerNOC, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

292764 10 7

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292764 10 7		13G	Page 2 of 11 Pages
1.			Names of Reporting Persons Foundation Capital IV, L.P.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23% (3)
12.			Type of Reporting Person (see instructions) PN

(1) This Schedule 13G is filed by Foundation Capital IV, L.P. (“FC4”), Foundation Capital IV Principals Fund, L.L.C. (“FC4P”), Foundation Capital IV Active Advisors Fund, L.L.C. (“FC4AA”), Foundation Capital Management Company IV, L.L.C. (“FC4M”), Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) and Foundation Capital Management Company VI, L.L.C. (“FC6M,” together with FC4, FC4P, FC4AA, FC4M, FC6 and FC6P collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 3 of 11 Pages
1.			Names of Reporting Persons Foundation Capital IV Principals Fund, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 4 of 11 Pages
1.			Names of Reporting Persons Foundation Capital IV Active Advisors Fund, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 5 of 11 Pages
1.	Names of Reporting Persons Foundation Capital Management Co. IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.	Percent of Class Represented by Amount in Row 9 14.23%
12.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 6 of 11 Pages
1.			Names of Reporting Persons Foundation Capital VI, L.P.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23%
12.			Type of Reporting Person (see instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 7 of 11 Pages
1.			Names of Reporting Persons Foundation Capital VI Principals Fund, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 292764 10 7		13G	Page 8 of 11 Pages
1.			Names of Reporting Persons Foundation Capital Management Co. VI, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,881,361 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,881,361 shares of Common Stock (2)
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 2,881,361 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 14.23%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 2,743,495 shares held by FC4; (ii) 23,280 shares held by FC4P; (iii) 21,668 shares held by FC4AA; (iv) 91,892 shares held by FC6; and (v) 1,026 shares held by FC6P.  FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(3) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

Item 1(a).	Name of Issuer: EnerNOC, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 75 Federal Street, Suite 300 Boston, Massachusetts 02110
Item 2(a).

Name of Person Filing:

Foundation Capital IV, L.P. (“FC4”)

Foundation Capital IV Principals Fund, L.L.C. (“FC4P”)

Foundation Capital IV Active Advisors Fund, L.L.C. (“FC4AA”)

Foundation Capital Management Company IV, L.L.C. (“FC4M”)

Foundation Capital VI, L.P. (“FC6”)

Foundation Capital VI Principals Fund, L.L.C. (“FC6P”)

Foundation Capital Management Company VI, L.L.C. (“FC6M”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025
Item 2(c).

Citizenship:

FC4

–

Delaware, United States of America

FC4P

–

Delaware, United States of America

FC4AA

–

Delaware, United States of America

FC4M

–

Delaware, United States of America

FC6

–

Delaware, United States of America

FC6P

–

Delaware, United States of America

FC6M

–

Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 292764 10 7
Item 3.	Not applicable.

Item 4.  Ownership.  The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2008:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
FC4	2,743,495	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC4P	23,280	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC4AA	21,668	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC4M	0	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC6	91,892	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC6P	1,026	0	2,881,361	0	2,881,361	2,881,361	14.23%
FC6M	0	0	2,881,361	0	2,881,361	2,881,361	14.23%

Page 9 of 11 Pages

(1) FC4M serves as the sole general partner of FC4 and serves as the manager of FC4P and FC4AA and the managers of FC4M share voting and dispositive power over the shares held by FC4, FC4P and FC4AA.  As such, FC4M may be deemed to own beneficially the shares held by FC4, FC4P and FC4AA, however, FC4M owns no securities of the Issuer directly.  FC6M serves as the sole general partner of FC6 and serves as the manager of FC6P and the managers of FC6M share voting and dispositive power over the shares held by FC6 and FC6P.  As such, FC6M may be deemed to own beneficially the shares held by FC6 and FC6P, however, FC6M owns no securities of the Issuer directly.

(2) This percentage is calculated based upon 20,250,743 shares of the Common Stock outstanding (as of November 10, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [   ]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February ___, 2009

Foundation Capital Management Co. IV, L.L.C.

By:       /s/ Adam Grosser

Member

Foundation Capital IV, L.P.

By:

Foundation Capital Management Co. IV, L.L.C.

its General Partner

By:       /s/ Adam Grosser

Member

Foundation Capital IV Active Advisors Fund, L.L.C.

By:

Foundation Capital Management Co. IV, L.L.C.

its Manager

By:       /s/ Adam Grosser

Member

Foundation Capital IV Principals Fund, L.L.C.

By:

Foundation Capital Management Co. IV, L.L.C.

its Manager

By:       /s/ Adam Grosser

Member

Foundation Capital Management Co. VI, L.L.C.

By:       /s/ Adam Grosser

Member

Foundation Capital VI, L.P.

By:

Foundation Capital Management Co. VI, L.L.C.

its General Partner

By:       /s/ Adam Grosser

Member

Foundation Capital VI Principal, L.L.C.

By:

Foundation Capital Management Co. VI, L.L.C.

its Manager

By:       /s/ Adam Grosser

Member

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 11 of 11 Pages